SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                           Form 20-F [X] Form 40-F [ ]


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SONY CORPORATION
                                    ----------------
                                      (Registrant)

                                    By: /s/ Katsumi Ihara
                                    --------------------------------------------
                                         (Signature)
                                    Katsumi Ihara
                                    Executive Deputy President, Group Chief
                                    Strategy Officer and Chief Financial Officer

Date: August 16, 2004

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List of materials

Documents attached hereto:

      i) A press release announcing that So-net M3 Inc. has received approval to list on the Tokyo Stock Exchange Mothers Market and that Sony Communication Network Corporation will conduct a secondary offer of So-net M3 shares.